                                                                      Exhibit 16

                               JOINT PRESS RELEASE


                                       CONTACT:
                                       For Ferrofluidics Corporation
                                       William B. Ford, Chief Financial Officer
                                       Phone: (603) 883-9800 Fax: (603) 883-1213

                                       For Ferrotec Corporation
                                       Wakaki Hiroo, Assistant General Manager
                                       President Office
                                       Phone 81-3-3845-1027  Fax 81-3-3845-1019
                                       or
                                       Richard R. Cesati II, President
                                       Ferrotec Acquisition, Inc.
                                       Phone: (603) 626-0700 Fax (603) 626-0777


       FERROTEC ANNOUNCES SUCCESSFUL TENDER OFFER TO ACQUIRE FERROFLUIDICS

Nashua, New Hampshire and Tokyo, Japan--November 24, 1999--Ferrotec Corporation (JASDAQ: 6890) and Ferrofluidics Corporation (NASDAQ: FERO) announced today that Ferrotec Acquisition, Inc., Ferrotec's wholly owned subsidiary, received tenders for more than a majority of the outstanding shares of Ferrofluidics common stock in its cash tender offer for all outstanding shares of Ferrofluidics common stock. The tender offer expired as scheduled at 12:00 midnight, New York City time, on Tuesday, November 23, 1999. Ferrotec Acquisition has accepted for payment all shares validly tendered (including shares subject to guaranteed delivery procedures) in the tender offer. Ferrotec and Ferrofluidics expect to release the more specific information with respect to the results of the tender offer as soon as final numbers become available from the Depositary.

Ferrotec expects Ferrofluidics to call a special meeting of shareholders to approve the merger of Ferrotec Acquisition into Ferrofluidics. Given Ferrotec's ownership of more than a majority of the outstanding shares of Ferrofluidics common stock following the tender offer, Ferrotec has sufficient votes to ensure that the merger is approved at such meeting.

Ferrotec, which was founded in 1980, manufactures and markets ferrofluids, components and products based on ferrofluid technology for the electronic industry, and thermoelectric modules. Two major products based on ferrofluid technology are computer seals utilized in hard disk drives and vacuum seals for the semiconductor industry. The thermo-modules are small wafer like heat pumps, which change temperature when charged with electricity. As the thermo-modules are easily controlled at a precise temperature, currently their main applications are in semiconductor components, while multi-industrial applications are yet to be introduced. Ferrotec is headquartered in Tokyo, Japan, and has various manufacturing facilities in Japan and the People's Republic of China.

Ferrofluidics Corporation is a manufacturer of Ferrofluidic(R) rotary seals, ferrofluids and ferrofluid-based products for a variety of applications. These products combine proprietary Ferrofluidic(R) technology with innovative engineering to commercialize applications primarily for original equipment manufacturers, enabling these customers' products to operate more effectively and efficiently. Ferrofluidics is an international company serving worldwide markets. The Company is headquartered in Nashua, New Hampshire, where it manufactures all its ferrofluids and Ferrofluidic(R) products. It has established sales and technical support facilities at its headquarters in the United States, as well as in Germany and the United Kingdom.


                                       2